Exhibit 99.1

股权收购协议

Equity Acquisition Agreement

本协议于2023年1月【】日在中国常州市由以下各方签署。

This agreement is signed by the following parties in Changzhou, China on January [], 2023.

甲方1（直接受让方）：江苏易电行新能源科技有限公司

Party A 1 (direct transferee): Jiangsu Yidian New Energy Technology Co., Ltd

注册地址：中国江苏省常州市武进国家高新技术产业开发区新雅路18号623室

Registered address: Room 623, No. 18, Xinya Road, Wujin National High-tech Industrial Development Zone, Changzhou City, Jiangsu Province, China

甲方2（间接受让方）：EZGO Technologies Ltd.

Party A 2 (indirect transferee): EZGO Technologies Ltd

主要办公地址：中国江苏省常州市武进区科教城大连理工大学江苏研究院A座2楼

Main office address: 2/F, Building A, Jiangsu Research Institute, Dalian University of Technology, Science and Education City, Wujin District, Changzhou City, Jiangsu Province, China

（甲方1和甲方2以下合称“甲方”）

(Party A 1 and Party A 2 are hereinafter collectively referred to as "Party A")

乙方1（转让方）：肖*，一名中华人民共和国（以下简称“中国”）籍自然人，身份证号：3204***；

乙方2（转让方）：朱**，一名中国籍自然人，身份证号：32028***；

乙方3（转让方）：肖**，一名中国籍自然人，身份证号：3204***；

乙方4（转让方）：张**，一名中国籍自然人，身份证号：3203***；

乙方5（转让方）：季**，一名中国籍自然人，身份证号：3206***；

乙方6（转让方）：田*，一名中国籍自然人，身份证号：3203***；

乙方7（转让方）：窦**，一名中国籍自然人，身份证号：3425***；

乙方8（转让方）：陆**，一名中国籍自然人，身份证号：3390***；

乙方9（转让方）：夏**，一名中国籍自然人，身份证号：3204***；

乙方10（转让方）：王**，一名中国籍自然人，身份证号：3606***；

乙方11（转让方）：王*，一名中国籍自然人，身份证号：3204***。

（乙方1至乙方11以下合称“乙方”）

Party B1 (Transferor): Xiao *, a natural person of the People's Republic of China (hereinafter referred to as "China"), ID number number: 3204***;

Party B2 (Transferor): Zhu **, a natural person of China, ID number number: 32028***;

Party B3 (Transferor): Xiao **, a natural person of China, ID number number: 3204***;

Party B4 (Transferor): Zhang **, a natural person of China, ID number number: 3203***;

Party B5 (Transferor): Ji **, a natural person of China, ID number number: 3206***;

Party B6 (Transferor): Tian *, a natural person of China, ID number number: 3203***;

Party B7 (Transferor): Dou **, a natural person of China, ID number No.: 3425***;

Party B8 (Transferor): Lu **, a natural person of China, ID number number: 3390***;

Party B9 (Transferor): Xia **, a natural person of China, ID number number: 3204***;

Party B10 (Transferor): Wang **, a natural person of China, ID number number: 3606***;

Party B11 (Transferor): Wang *, a natural person of China, ID number number: 3204***.

(Party B1 to Party B11 are collectively referred to as "Party B")

目标公司：常州思讯技术有限公司

Target company: Changzhou Sixun Technology Co., Ltd

地址：中国江苏省常州市天宁区金水岸花园8幢1302室

Address: Room 1302, Building 8, Jinshui'an Garden, Tianning District, Changzhou City, Jiangsu Province, China

法定代表人：肖锋

Legal representative: Xiao Feng

鉴于：

WHEREAS:

1.       目标公司常州思讯技术有限公司（以下简称“目标公司”）是一家根据《中华人民共和国公司法》及其他相关法律法规注册成立并合法存续的企业。成立于2022年12月29日，注册资本100万元人民币，注册地址为江苏省常州市天宁区金水岸花园8幢1302室。截至本协议签署日，目标公司持有常州希格斯智能科技有限公司60%的股权。常州希格斯成立于2018年11月7日，注册资本1000万，注册地址为常州市新北区天合路8号，为国家级高新技术企业，拥有发明专利20项。常州希格斯立足于控制器可编程核心部件的研发、生产与销售，为自动化设备提供稳定、可靠的电控系统。

1. The target company Changzhou Sixun Technology Co., Ltd. (hereinafter referred to as "the target company") is an enterprise registered and legally existing in accordance with the Company Law of the People's Republic of China and other relevant laws and regulations. It was founded on December 29, 2022, with a registered capital of 1 million yuan, and its registered address is Room 1302, Building 8, Jinshui'an Garden, Tianning District, Changzhou City, Jiangsu Province. As of the signing date of this agreement, the target company holds 60% of the equity of Changzhou Higgs Intelligent Technology Co., Ltd.Changzhou Higgs was founded on November 7, 2018, with a registered capital of 10 million yuan, and its registered address is No. 8, Tianhe Road, Xinbei District, Changzhou City. It is a national high-tech enterprise with 20 invention patents. Changzhou Higgs is based on the R&D, production and sales of programmable core components of controller, providing stable and reliable electronic control system for automation equipment.

2.甲方2为甲方1的间接控股股东，甲方2间接持有甲方1的100%股权。

2. Party A2 is the indirect controlling shareholder of Party A1, and Party A2 indirectly holds 100% of the equity of Party A1.

3乙方为目标公司的现有股东，合计持有目标公司100%的股权。乙方同意按照本协议将其持有的目标公司100%的股权转让给甲方并登记在甲方1名下，甲方同意接受转让。

3. Party B is the existing shareholder of the target company and holds 100% of the total equity of the target company. Party B agrees to transfer 100% of its equity in the target company to Party A and register it in the name of Party A according to this agreement, and Party A agrees to accept the transfer.

根据《中华人民共和国民法典》等法律法规的规定，双方在平等自愿的基础上，通过友好协商，就将乙方持有的目标公司100%的股权转让给甲方达成如下协议：

According to the provisions of the Civil Code of the People's Republic of China and other laws and regulations, both parties have reached the following agreement on the transfer of 100% of the equity of the target company held by Party B to Party A through friendly negotiation on the basis of equality and voluntariness:

第一条 股权转让

Tiem 1 Equity transfer

1.1.        乙方同意将乙方持有的目标公司100%的股权（包括其下属的全部资产）及与该股权相对应的所有股东权利和义务（以下简称“目标股权”）转让给甲方1。甲方同意按照本协议转让标的股权，作为股权转让对价，甲方同意向乙方支付RMB 59,400,000（大写：伍仟玖佰肆拾万元整），其中现金支付RMB 5,000,000（大写：伍佰万元整），发行股票支付对价RMB 54,400,000（大写：伍仟肆佰肆拾万元整）。

其中，甲方应在本协议签署后45天内向乙方增发甲方2的股票，增发价格为股票发行前一天收盘价格95%，增发股数为按照发行当天中国人民银行汇率中间价计算的美元股票支付对价除以增发价格。本次因收购发行的股票限售期为6个月。

1.1. Party B agrees to transfer 100% of the equity of the target company held by Party B (including all assets of its subsidiaries) and all shareholders' rights and obligations corresponding to the equity (hereinafter referred to as "target equity") to Party A 1. Party A agrees to transfer the subject equity in accordance with this agreement, as the consideration for equity transfer, Party A agrees to pay Party B RMB 59,400,000 (in words: fifty-nine million four hundred thousand yuan only), including RMB 5,000,000 (in words: five million yuan only) in cash, and RMB 54,400,000 (in words: fifty-four million and four hundred thousand yuan only) in consideration for issuing shares.

Among them, Party A shall issue additional shares of Party A 2 to Party B within 45 days after the signing of this agreement. The price of the additional shares is 95% of the closing price of the day before the issuance of the shares. The number of additional shares is the US dollar stock payment consideration calculated according to the central parity rate of the People's Bank of China on the issuance date divided by the additional issue price. The restricted period of shares issued due to acquisition is 6 months.

1.2.       乙方与目标公司确认并保证，在本协议签署前，目标公司已就乙方转让目标股权召开了股东会，并形成了合法有效的股东会决议，股东会及表决的内容、程序符合法律法规及标的公司章程的规定。

1.2. Party B and the target company confirm and guarantee that before the signing of this agreement, the target company has held a shareholders' meeting on the transfer of target equity by Party B, and formed a legal and effective shareholders' meeting resolution. The contents and procedures of the shareholders' meeting and voting comply with the provisions of laws and regulations and the articles of association of the target company.

第二条 股权转让对价及支付

Item 2. Equity transfer consideration and payment

2.1.       双方同意按以下时间表支付股权转让对价：

2.1. Both parties agree to pay the equity transfer consideration according to the following schedule:

2.1.1.       【2023年2月15日】前，甲方1向乙方支现金对价500万人民币。

2.1.1. Before [February 15, 2023], Party A 1 shall pay Party B a cash consideration of 5 million yuan.

2.1.2 目标公司股权转让工商变更登记完毕后且不晚于【2023年2月15日】，甲方2应于上述约定期限内向乙方定向增发甲方2股份并办理完毕增发股份的登记工作。

甲方2发行的股票不会根据任何美国证券法进行登记，并且由于所有发行股票的人都是非美国人，各方将依赖美国证券法S条例规定的登记豁免。

2.1.2 After the registration of target company's equity transfer is completed by Industrial and Commercial Administration and no later than [February 15, 2023], Party A2 shall issue additional shares of Party A2 to Party B and complete the issuance of additional shares within the above-mentioned agreed period.

Securities issued by Party A2 will not be registered under any U.S. securities laws and that the parties will be relying on the exemption from registration provided by Regulation S of the U.S. securities laws, as a result of the fact that all persons being issued shares are non-U.S. persons.

第三条 转让目标股权及目标公司

Item 3 Transfer of target equity and target company

3.1.       转让前目标公司的股权结构及所涉及的交易主体结构如下：

3.1. The equity structure of the target company and the transaction subject structure involved before the transfer are as follows:

（1）目标公司目前的股权结构：

(1) The current equity structure of the target company :

3.2.交易：双方同意按照以下步骤转让目标公司的股权：

3.2. Transaction: Both parties agree to transfer the equity of the target company according to the following steps:

3.2.1.本协议签订后且2023年2月15之日前，乙方应与甲方1办理工商股权转让并向甲方1转让其持有的目标公司100%股权，并且办理完毕目标公司股东变更工商登记手续。

3.2.1. After the signing of this agreement and before February 15, 2023, Party B shall handle the industrial and commercial equity transfer with Party A 1 and transfer 100% of the equity of the target company held by Party A 1, and complete the industrial and commercial registration procedures for the change of shareholders of the target company.

3.2.2.本次交易完成后，目标公司的股权结构如下：

3.2.2. After the completion of this transaction, the equity structure of the target company is as follows:

3.3.目标股权的交割日为本协议3.2.1规定的最终股权转让登记完成之日。

3.3. The delivery date of the target equity is the date on which the final equity transfer registration specified in 3.2.1 of this agreement is completed.

3.4.自本协议签订之日起至交割日（以下简称“过渡期”），未经甲方事先书面同意，乙方不得处置目标公司及目标公司资产。以乙方的标的股权为基础，在乙方行使任何股东权利或承担任何股东义务之前，应获得甲方的书面同意。否则，甲方有权单方面终止本协议，并要求乙方承担违约责任。

3.4. From the signing date of this agreement to the delivery date (hereinafter referred to as the "transition period"), Party B shall not dispose of the target company and its assets without the prior written consent of Party A. Based on the subject equity of Party B, Party B shall obtain the written consent of Party A before exercising any shareholder rights or assuming any shareholder obligations. Otherwise, Party A has the right to unilaterally terminate this agreement and require Party B to assume the responsibility for breach of contract.

3.5.在过渡期内，乙方应确保目标公司保持其原有的正常状态。

3.5. During the transition period, Party B shall ensure that the target company maintains its original normal status.

3.6.目标公司的移交：双方同意，本协议签署后，乙方保证目标公司原经营管理团队将下列文件、章程移交给甲乙双方共同有效管理：

3.6. Transfer of the target company: Both parties agree that after the signing of this agreement, Party B shall ensure that the original operation and management team of the target company will transfer the following documents and articles of association to both parties for joint and effective management:

A、目标公司公章、财务专用章、法定代表人印章、法人印章；

A. The official seal, special financial seal, legal representative seal and legal person seal of the target company;

B、目标公司的所有财务文件，如财务凭证、账簿、财务报表和银行账户信息；

B. All financial documents of the target company, such as financial vouchers, account books, financial statements and bank account information;

C、目标公司的营业执照、基本账户信息和资产所有权证明；

C. Business license, basic account information and asset ownership certificate of the target company;

D、甲方认为需要移交的重要合同（房屋租赁合同、金额在10万元以上的在手订单等）、文件、图纸和技术资料；

D. Important contracts, documents, drawings and technical data that Party A believes need to be handed over (house lease contracts, orders in hand with an amount of more than 100,000 yuan, etc.);

E、以及乙方认为需要移交的其他材料和事项。

E. Other materials and matters that Party B deems necessary to hand over.

第四条 业绩承诺和对赌约定

Item 4 Performance commitment and Ratchet Terms

4.1.股权收购完成后，乙方和目标公司做如下业绩承诺：

4.1. After the equity acquisition, Party B and the target company make the following performance commitments:

4.1.1目标公司2023年至2025年的营业收入（业绩考核期与甲方2的财务年度一致，即截止2023年9月30日、2024年9月30日、2025年9月30日的12个月），应当分别不少于3500万元人民币、6000万元人民币和9000万元人民币；

The operating revenue of the target company from 2023 to 2025 (the performance assessment period is consistent with the financial year of Party A 2, i.e. the 12 months ending on September 30, 2023, September 30, 2024 and September 30, 2025) should be no less than 35 million yuan, 60 million yuan and 90 million yuan respectively;

4.1.2目标公司子公司常州希格斯2023年至2025年（同上，以财务年度计）每年应当分别取得不少于5项中国专利（发明、实用新型或外观设计）授权。

The target company should obtain at least 5 Chinese patents (inventions, utility models or designs) each year from 2023 to 2025 (as above, calculated by financial year).

4.1.3目标公司子公司常州希格斯在2023年至2025年应当持续保有国家高新技术企业资格，若期间内国家高新技术企业证书期满，乙方和目标公司需促使该资格认定顺利续期。

4.1.3 Changzhou Higgs, a subsidiary of the target company, should continue to maintain the national high-tech enterprise qualification from 2023 to 2025. If the national high-tech enterprise certificate expires during the period, Party B and the target company should promote the smooth renewal of the qualification.

4.1.4 目标公司子公司在2023年至2025年应当完成不少于【6】个研发项目（新产品研发或新工艺改进等），提升公司产品竞争力；

4.1.4 The subsidiaries of the target company should complete no less than [6] R&D projects (new product R&D or new process improvement, etc.) from 2023 to 2025 to improve the product competitiveness of the company;

4.2 乙方承诺：若目标公司及其子公司常州希格斯无法按期100%完成上述4.1.1和4.1.2的具体业绩指标，则乙方需向甲方1支付补偿金以弥补业务不达标给甲方1造成的损失，补偿金具体计算方法为：1000万人民币*未完成比例，于当年业绩确认后，次年一季度末一次性支付。其中未完成比例=1-当年实际完成指标数/当年承诺完成指标数。

4.2 Party B undertakes that if the target company and its subsidiary Changzhou Higgs fail to meet the specific performance indicators in 4.1.1 and 4.1.2 by 100% on schedule, Party B shall pay compensation to Party A 1 to compensate for the losses caused to Party A 1 by the business failure to meet the standards. The specific calculation method of compensation is: 10 million yuan * uncompleted proportion, which will be paid in a lump sum at the end of the first quarter of the next year after the performance of the current year is confirmed. Among them, uncompleted proportion=1 - the number of indicators actually completed in the current year/the number of indicators committed to be completed in the current year.

4.3. 乙方通过本次交易取得的甲方2的股份锁定期为六个月，即自相应股份登记至乙方名下之日起六个月内，乙方不得以任何行使转让、质押、设置第三方权利负担或者以任何其他方式处分相应股份。

4.2. The lock-up period of the shares of Party A 2 acquired by Party B through this transaction is six months, that is, within six months from the date of the registration of the corresponding shares in the name of Party B, Party B shall not transfer, pledge, set up third-party encumbrances or dispose of the corresponding shares in any other way.

第五条 负债和或有负债

Item 5 Liabilities and contingent liabilities

5.1.乙方和目标公司应向乙方全面、真实、完整地披露目标公司截至交割日的负债和/或有负债。乙方及目标公司承诺目标公司不存在其他未披露的负债和或有负债。有下列一种或多种情形之一的，所产生的全部债务由乙方及目标公司原股东承担，如果目标公司和/或甲方（无论是直接还是间接）发生任何付款或损失，乙方应赔偿甲方和目标公司由此产生的所有损失：

5.1. Party B and the target company shall fully, truly and completely disclose the liabilities and/or contingent liabilities of the target company as of the delivery date to Party B. Party B and the target company promise that the target company has no other undisclosed liabilities and contingent liabilities. In case of one or more of the following circumstances, all debts incurred shall be borne by Party B and the original shareholders of the target company. If any payment or loss occurs to the target company and/or Party A (whether directly or indirectly), Party B shall compensate Party A and the target company for all losses arising therefrom:

5.1.1.目标公司应承担因目标公司在本协议签署日前发生但未披露的负债和/或有负债而产生的赔偿、补偿、罚款、违约金、滞纳金和其他债务；

5.1.1. The target company shall bear the compensation, compensation, penalty, penalty, late fee and other liabilities arising from the undisclosed liabilities and/or contingent liabilities of the target company before the signing date of this agreement;

5.1.2.由于目标公司在本协议日期之前的行为而在本协议日期之后产生的负债和/或或有负债；

5.1.2. Liabilities and/or contingent liabilities arising after the date of this agreement due to the target company's actions before the date of this agreement;

5.1.3.如果目标公司在过渡期内因异常经营而产生任何负债和/或或有负债，目标公司应承担赔偿、补偿、罚款、违约金、滞纳金和损失。

5.1.3. If the target company has any liabilities and/or contingent liabilities due to abnormal operation during the transition period, the target company shall bear compensation, compensation, fines, liquidated damages, late fees and losses.

第六条 税费及登记手续

Item 6 Taxes and registration procedures

6.1.甲乙双方在本协议中确定的股权交易产生的税费由双方各自承担。

6.1. The taxes arising from the equity transaction determined by both parties in this agreement shall be borne by both parties respectively.

第七条 甲方的承诺和保证

Item 7 Party A's commitment and guarantee

7.1.甲方签署和履行本协议已获得签署和履行本协议的相关批准和授权，不违反对甲方具有约束力或影响的法律、公司章程或合同的限制。

7.1. Party A's signing and performance of this agreement has obtained relevant approval and authorization for signing and performing this agreement, and does not violate the restrictions of laws, articles of association or contracts binding or affecting Party A.

7.2.甲方根据本协议进行的股权转让不会（i）违反其公司章程或组织文件；与其作为一方的任何协议、合同或法律文件相冲突或构成违反；违反任何法律，适用于它的规则或条例，或它主管的任何当局的任何命令、判决或命令。

7.2. Party A's equity transfer under this Agreement will not (i) violate its articles of association or organizational documents; Conflicts with or constitutes a breach of any agreement, contract or legal document to which it is a party; It violates any law, rules or regulations applicable to it, or any order, judgment or order of any authority in its charge.

第八条 乙方及目标公司的承诺与保证

Item 8 Commitment and guarantee of Party B and the target company

8.1.目标公司为依照中国法律登记注册的企业法人，依法独立开展经营活动，以其资产独立承担民事责任。

8.1. The target company is an enterprise legal person registered in accordance with the laws of China, which independently carries out business activities according to law and independently bears civil liabilities with its assets.

8.2.乙方与目标公司签署和履行本协议已获得乙方及目标公司内部主管部门的批准和授权。

8.2. The signing and performance of this agreement between Party B and the target company has been approved and authorized by Party B and the internal competent department of the target company.

8.3.截至本协议签订之日止，乙方应拥有完整的财产并处分标的股权，不得以虚假出资、抽逃出资的行为形式，不得对标的股权进行质押或其他第三方权利和兴趣，国家司法机关不采取任何形式的扣押、冻结等措施，也不涉及任何诉讼事项。没有第三方对目标股权拥有任何产权或处置权。如果乙方转让给甲方的标的股权存在权利限制，且标的股权因该等权利限制而无法转让，乙方应在本协议生效前解除该等权利限制。

8.3. As of the date of signing this agreement, Party B shall have complete property and sub-subject equity, and shall not make false capital contributions or withdraw capital contributions, pledge the subject equity or other third-party rights and interests, and the national judicial authorities shall not take any form of seizure, freezing and other measures, nor involve any litigation matters. No third party has any property right or disposal right to the target equity. If there are rights restrictions on the subject equity transferred by Party B to Party A, and the subject equity cannot be transferred due to such rights restrictions, Party B shall remove such rights restrictions before this agreement comes into force.

8.4.乙方根据本协议转让标的股权不会（i）违反其公司章程或组织文件；与其作为一方的任何协议、合同或法律文件相冲突或构成违反；（ii）违反任何法律，适用于它的规则或条例，或它主管的任何当局的任何命令、判决或命令。

8.4. Party B's transfer of the subject equity under this Agreement will not (i) violate its articles of association or organizational documents; Conflicts with or constitutes a breach of any agreement, contract or legal document to which it is a party; (ii) contravenes any law, rules or regulations applicable to it, or any order, judgment or order of any authority in its charge.

8.5.乙方及目标公司向甲方披露的目标公司信息以及乙方及目标公司提交的所有文件、资料真实、准确、完整、有效，不存在任何重大遗留或隐瞒。截至本公告日期，目标公司并无未披露的负债及/或或有负债。

8.5. The information of the target company disclosed by Party B and the target company to Party A and all documents and materials submitted by Party B and the target company are true, accurate, complete and effective, without any major legacy or concealment. As of the date of this announcement, the target company has no undisclosed liabilities and/or contingent liabilities.

8.6.本协议签署后，乙方承诺永远不会将本协议转让给任何其他方以股权为目标，或转让给任何其他方出售、转让、赠与或以其他方式处分其持有的目标公司的任何股份或股权的任何权利和利益，或不承担与本协议项下的义务和责任相冲突的任何法律关系的任何义务和责任。

8.6. After the signing of this agreement, Party B promises that it will never transfer this agreement to any other party for the purpose of equity, or transfer to any other party any rights and interests of selling, transferring, donating or otherwise disposing of any shares or equity of the target company held by it, or assume any obligations and responsibilities of any legal relationship that conflicts with the obligations and responsibilities under this agreement.

8.7.乙方、目标公司应配合甲方在本协议约定的时间内完成与目标股权转让相关的交易登记，并根据各方已达成的协议修改目标公司章程。

8.7. Party B and the target company shall cooperate with Party A to complete the transaction registration related to the transfer of the target equity within the time agreed in this agreement, and modify the articles of association of the target company according to the agreement reached by the parties.

8.8.截至本协议签订之日，目标公司：不存在偷税漏税的情况；不存在偷税或处理目标公司未缴纳税款的情况；不存在劳动争议和人员配备问题；没有行政处罚；没有法院，仲裁部门仍有未解决的诉讼和仲裁案件；并且不存在潜在的诉讼、仲裁或其他争议事项。

8.8. As of the date of signing this agreement, the target company: there is no tax evasion; There is no tax evasion or handling of unpaid taxes of the target company; There are no labor disputes and staffing problems; No administrative penalty; There is no unresolved litigation and arbitration case by a court or arbitration department; There is no potential litigation, arbitration or other controversial matters.

8.9.截至本协议签署日，目标公司的资产不存在任何形式的抵押、质押或担保；没有其他第三方权利；没有任何形式的扣押，国家司法机关采取的冻结或其他措施；没有涉及任何诉讼和仲裁的案件。

  8.9. As of the signing date of this agreement, the assets of the target company have no mortgage, pledge or guarantee in any form; No other third party rights; There is no seizure in any form, freezing or other measures taken by the national judicial authorities; There are no cases involving any litigation or arbitration.

8.10.截至本协议签署日，目标公司未向任何第三方提供任何形式的担保。

8.10. As of the signing date of this agreement, the target company has not provided any form of guarantee to any third party.

8.11.除甲方事先批准外，目标公司不得：

8.11. Subject to the prior approval of Party A, the Target Company shall not:

（1）变更注册资本和股权结构；

(1) Change of registered capital and equity structure;

（2）任何重组，包括但不限于与任何其他公司的合并或分立；

 (2) Any reorganization, including but not limited to the merger or division with any other company;

（3）向任何人提供或更新融资或担保；

 (3) Provide or renew financing or guarantees to any person;

（4）以任何形式收购或处置其在其他公司的股权或股份；

 (4) Acquire or dispose of its equity or shares in other companies in any form;

（5）反复向任何人转让标的股权；

 (5) Transfer the subject equity to any person repeatedly;

（6）为目标股权设立任何形式的担保和其他第三方权益；

 (6) Establish any form of guarantee and other third-party interests for the target equity;

（7）修改公司章程（本协议各方协商要求的除外）；

 (7) Amend the Articles of Association (except as required by the parties hereto through negotiation);

（8）以任何形式分配股利、红利（以任何形式分配股利、红利或其他收入的，与标的股权分配相对应的股利、红利及其他收入归乙方所有）；

 (8) Distribute dividends, bonuses and other income in any form (if dividends, bonuses or other income are distributed in any form, the dividends, bonuses and other income corresponding to the distribution of the subject equity shall belong to Party B);

（9）解散或取消；

 (9) Dissolution or cancellation;

（10）重大资产（账面价值在5万元以上）的处置；

 (10) Disposal of major assets (with a book value of more than 50,000 yuan);

（11）到期放弃债权、无偿转让财产、以明显不合理的低价转让财产或者以明显不合理的高价接受第三人的财产；

 (11) Abandon the creditor's rights at maturity, transfer the property for free, transfer the property at an obviously unreasonable low price, or accept the property of a third party at an obviously unreasonable high price;

（12）其他损害目标公司权益的行为。

 (12) Other acts that damage the rights and interests of the target company.

为避免争议，上述第（10）至（12）项由甲方单方面决定。

 To avoid disputes, items (10) to (12) above shall be decided by Party A.

8.12.自本协议签署之日起至乙方办理标的股权变更登记之日起，如目标公司发生法律纠纷、行政处罚、诉讼、仲裁事项，乙方应在上述事实发生之日起2个工作日内通知甲方，由此产生的损失由乙方承担。但是，如果本协议的目的无法实现或可能由上述事项引起，甲方有权单方面终止本协议。

 8.12. From the date of signing this agreement to the date when Party B handles the registration of the change of the subject equity, in case of any legal dispute, administrative penalty, lawsuit or arbitration in the target company, Party B shall notify Party A within 2 working days from the date of occurrence of the above facts, and the losses arising therefrom shall be borne by Party B. However, if the purpose of this agreement cannot be realized or may be caused by the above matters, Party A has the right to unilaterally terminate this agreement.

8.13.自本协议签署之日起至乙方办理标的股权变更登记之日起，乙方应本着善意行事，维持目标公司的正常和持续经营，并确保目标公司已获得经营其现有业务所需的许可，并且不存在导致其无法继续经营的障碍。

8.13. From the date of signing this agreement to the date when Party B handles the registration of the change of the subject equity, Party B shall act in good faith to maintain the normal and continuous operation of the target company, and ensure that the target company has obtained the necessary permission to operate its existing business, and there is no obstacle that makes it impossible to continue its operation.

第九条 保密

Item 9 Confidentiality

9.1.甲乙双方应对本协议及与本协议有关的事项保密。未经另一方书面同意，任何一方均不得向本协议以外的任何第三方披露与本协议有关的任何事项，但下列情况除外：

9.1. Both parties shall keep this agreement and matters related to this agreement confidential. Without the written consent of the other party, neither party shall disclose any matter related to this agreement to any third party other than this agreement, except for the following circumstances:

（1）因履行法律法规或证券交易所规定的信息披露义务。

  (1) Due to the performance of information disclosure obligations stipulated by laws and regulations or stock exchanges.

（2）向受托审计师、律师和其他工作人员披露。

 (2) Disclosed to the entrusted auditors, lawyers and other staff.

（3）就本协议向法院作出的披露，或根据任何诉前披露程序或类似程序的要求，或根据所采取的法律程序作出的披露。

 (3) Disclosures made to the court in connection with this Agreement, or in accordance with the requirements of any pre-litigation disclosure procedure or similar procedure, or in accordance with legal proceedings taken.

（4）按照金融监管机构的要求向金融监管机构披露。

(4) Disclose to the financial supervision institution according to the requirements of the financial supervision institution.

第十条 协议的生效、修改和补充

Item 10 Effectiveness, Amendment and Supplement of the Agreement

10.1.本协议经双方签字或盖章后生效。

 10.1. This agreement shall come into force after being signed or sealed by both parties.

10.2.经双方同意，本协议的内容可以书面形式修改。

 10.2. The contents of this agreement can be modified in writing with the consent of both parties.

10.3.本协议未尽事宜，可以签订书面补充协议。

 10.3. For matters not covered in this agreement, a written supplementary agreement can be signed.

10.4.修改后的内容或补充协议与本协议具有同等法律效力。修改后的内容或补充协议与本协议发生冲突的，以修改后的内容或补充协议为准。

10.4. The amended content or supplementary agreement has the same legal effect as this agreement. In case of any conflict between the amended content or supplementary agreement and this agreement, the amended content or supplementary agreement shall prevail.

第十一条 协议的终止

Item 11 Termination of the Agreement

11.1.如果一方违反本协议中的任何一项或多项约定和保证，导致本协议的目的无法实现，守约方有权单方面终止本协议，并要求违约方赔偿由此给守约方造成的一切损失。

11.1. If one party violates any one or more of the agreements and guarantees in this agreement, resulting in the failure to achieve the purpose of this agreement, the non-breaching party has the right to unilaterally terminate this agreement and require the breaching party to compensate for all losses caused to the non-breaching party.

11.2.除本协议约定的终止外，本协议签订后，未经双方协商一致，任何一方不得单方面终止本协议，否则应向其他方赔偿由此造成的一切损失。

 11.2. In addition to the termination agreed in this agreement, after the signing of this agreement, without the agreement of both parties, neither party shall unilaterally terminate this agreement, otherwise, it shall compensate the other party for all losses caused thereby.

第十二条 违约责任

Item 12 Liability for breach of contract

12.1.任何一方违反本协议项下义务或陈述和保证不真实或违反的，视为违约，违约方应及时采取补救措施，并赔偿守约方因此遭受的相应损失。

 12.1. If either party breaches the obligations or the representations and warranties under this agreement are untrue or breached, it shall be deemed as a breach of contract. The breaching party shall take remedial measures in time and compensate the non-breaching party for the corresponding losses incurred thereby.

12.2.乙方未根据本协议向乙方转让标的股权或未按照协议办理标的股权转让的工商变更登记手续，逾期一日，乙方须按股权转让款的0.03%向甲方支付违约金，在30天及以上的期限内，甲方有权终止本协议并要求退还全部已支付的款项。

 12.2. If Party B fails to transfer the subject equity to Party B in accordance with this Agreement or fails to go through the industrial and commercial change registration procedures for the transfer of the subject equity in accordance with this Agreement, Party B shall pay a penalty of 0.03% of the equity transfer amount to Party A for one day overdue. Within a period of 30 days or more, Party A has the right to terminate this Agreement and request the return of all paid amounts.

第十三条 争议解决

Item 13 Dispute Resolution

13.1.本协议的签署、履行、解释和争议解决均适用中华人民共和国法律。

13.1. The signing, performance, interpretation and dispute resolution of this agreement shall be governed by the laws of the People's Republic of China.

13.2.因本协议引起的或与本协议有关的任何争议，双方应通过友好协商解决。协商不能解决的，任何一方应将案件提交常州仲裁委员会在常州按照申请仲裁时有效的仲裁规则进行仲裁。仲裁庭应由三(3)名仲裁员组成，其中申请人有权共同指定一(1)名仲裁员，被申请人有权指定一(1)名仲裁员，第三(3)名仲裁员应该由各方共同指定。仲裁裁决为终局裁决，对双方均有约束力。

13.2. Any dispute arising from or in connection with this Agreement shall be settled by both parties through friendly negotiation. If no settlement can be reached through negotiation, either party shall submit the case to Changzhou Arbitration Commission for arbitration in Changzhou in accordance with the arbitration rules in force at the time of applying for arbitration. The arbitration tribunal shall consist of three (3) arbitrators, of which the applicant has the right to jointly appoint one (1) arbitrator, the respondent has the right to appoint one (1) arbitrator, and the third (3) arbitrator shall be jointly appointed by the parties. The arbitration award is final and binding on both parties.

第十四条 可分离性

Item 14 Separability

14.1.本协议任何条款的无效或不可执行不应影响本协议任何其他条款的有效性或可执行性，除非该条款的无效或不可执行性严重损害了本协议其余部分的基本意图和含义，无效或不可执行的条款构成其组成部分或明显不可分割的任何其他条款除外。

14.1. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, unless the invalidity or unenforceability of such provision seriously impairs the basic intent and meaning of the rest of this Agreement, except for any other provision of which the invalid or unenforceable provision constitutes an integral part or is obviously indivisible.

第十五条 其他事项

Item 15 Others

15.1.本协议下的标题仅为方便起见，不得用于解释本协议。

15.1. The headings under this Agreement are for convenience only and shall not be used to interpret this Agreement.

15.2.本协议一式四份，甲方各执一份，乙方1执一份，目标公司执一份，每份具有同等法律效力。

15.2. This agreement is made in quadruplicate, with Party A holding one copy, Party B holding one copy and the target company holding one copy, each of which has the same legal effect.

（页面的剩余部分留空）

(The rest of the page is left blank)

（本页无正文，为《股权收购协议》签署页）

(This page has no text and is the signature page of the Equity Acquisition Agreement)

各方已经自身或促使其各自的正式授权代表于文首所书日期签署本协议，特此为证。

IN WITNESS WHEREOF, the Parties have executed this Agreement by themselves or by their duly authorized representatives on the date first above written.

甲方1：江苏易电行新能源科技有限公司

Party A1: Jiangsu EZGO New Energy Technologies Co., Ltd

签名：	/s/ Jianhui Ye
Signature:
姓名：
Name:	Jianhui Ye
职位：
Title:	CEO

甲方2：EZGO Technology Ltd.

Party A2: EZGO Technologies Ltd.

签名：	/s/ Jianhui Ye
Signature:
姓名：
Name:	Jianhui Ye
职位：
Title:	CEO

（本页无正文，为《股权收购协议》签署页）

(This page has no text and is the signature page of the Equity Acquisition Agreement)

各方已经自身或促使其各自的正式授权代表于文首所书日期签署本协议，特此为证。

IN WITNESS WHEREOF, the Parties have executed this Agreement by themselves or by their duly authorized representatives on the date first above written.

乙方1：肖*（签名）：	/s/ Xiao
Party B1: Xiao* (signature):

乙方2：朱*（签名）：	/s/ Zhu
Party B2: Zhu **(signature):

乙方3：肖**（签名）：	/s/ Xiao
Party B3: Xiao **(signature):

乙方4：张**（签名）：	/s/ Zhang
Party B4: Zhang ** (signature):

乙方5：季**（签名）：	/s/ Ji
Party B5: Ji **(signature):

乙方6：田*（签名）：	/s/ Tian
Party B6: Tian *(signature):

乙方7：窦**（签名）：	/s/ Dou
Party B7: Dou **(signature):

（本页无正文，为《股权收购协议》签署页）

(This page has no text and is the signature page of the Equity Acquisition Agreement)

各方已经自身或促使其各自的正式授权代表于文首所书日期签署本协议，特此为证。

IN WITNESS WHEREOF, the Parties have executed this Agreement by themselves or by their duly authorized representatives on the date first above written.

乙方8：陆（签名）：	/s/ Lu
Party B8: Lu ** (signature):

乙方9：夏**（签名）：	/s/ Xia
Party B9: Xia ** (signature):

乙方10：王**（签名）：	/s/ Wang
Party B10: Wang **(signature):

乙方11：王*（签名）：	/s/ Wang
Party B11: Wang *(signature):

（本页无正文，为《股权收购协议》签署页）

(This page has no text and is the signature page of the Equity Acquisition Agreement)

各方已经自身或促使其各自的正式授权代表于文首所书日期签署本协议，特此为证。

IN WITNESS WHEREOF, the Parties have executed this Agreement by themselves or by their duly authorized representatives on the date first above written.

目标公司：常州思讯技术有限公司

Target company: Changzhou Sixun Technology Co., Ltd

签名：	/s/ Feng Xiao
Signature：
姓名：
Name：	Feng Xiao
职位：
Title：	General Manager